Ballard Power Systems Inc.

News Release

Ballard Announces Update to Supply Agreement for Telecom Backup Power Solution in India

For Immediate Release – September 23, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced that its partner IdaTech, LLC (“IdaTech”) has provided a status update to the supply agreement between IdaTech, ACME Group (“Acme”) and Ballard Power Systems (“Ballard”).

Ballard entered into the development and supply agreement with IdaTech and ACME in October 2008 for hydrogen and natural gas-based backup power systems. As previously disclosed, committed purchase volumes in the agreement are subject to meeting product acceptance testing (PAT) timelines. Ballard’s primary role in the agreement is to develop a low-cost, liquid-cooled fuel cell stack and to manufacture fuel cell stacks for IdaTech to integrate into systems to be deployed by ACME. IdaTech’s primary role in the contract is the development of the system, including the fuel processor and balance of plant.

While the PAT was successfully met for the hydrogen system in July 2009, IdaTech has now indicated that the PAT for the natural gas system, scheduled for October 16, 2009, will likely be missed. The agreement provides for an extension of the PAT deadline for up to six months if IdaTech files an acceptable remediation plan by November 16, 2009, with committed volumes to be reduced commensurate with the length of the delay.

John Sheridan, Ballard’s President and Chief Executive Officer said, “We are certainly disappointed with this development and the implications on our 2010 product volumes. However, we are pleased with our progress on the development of the new FCgenTM-1300 low-cost, liquid-cooled stack.” Mr. Sheridan continued, “Market feedback has confirmed the substantial Indian telecom market opportunity, and we remain committed to this market. Together with our partners, we are well-positioned to pursue opportunities for our fuel cell stacks in natural gas-based systems, as well as significant opportunities for methanol and hydrogen-based systems.”

Atul Sabharwal, Chief Operating Officer, ACME Group said, “ACME is also disappointed with this delay, but feels as strongly as ever that a substantial market opportunity exists for fuel cells in wireless telecom backup power and other applications in India, where reliable, cost-effective and environmentally-friendly solutions are greatly needed. We are excited about the potential for Ballard’s low-cost, fuel cell stack.”

About Ballard Power Systems

Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is recognized as a world leader in the design, development, manufacture and sale of clean energy fuel cell products. Ballard’s mission is to accelerate fuel cell product adoption. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are provided to enable external stakeholders to understand our expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Media Relations at telephone number 604-453-3804 or on e-mail media@ballard.com.